CNH INDUSTRIAL

AGM OF CNH INDUSTRIAL N.V. CONVENED ON APRIL 16, 2014

Computershare

Exhibit 99.3

PROXY FORM

To be sent to: **Computershare S.p.A.**, Via Nizza 262/73, 10126 Turin (Italy), as Agent for **CNH Industrial N.V.**, at the latest on **April 9, 2014**, by mail or by Fax (+39 011 0923202) or by e-mail (cnhi@computershare.it), as an attachment in PDF format, or by filling in this Proxy Form online through the company website (www.cnhindustrial.com/Investors/Shareholder Info/Shareholder Meetings).

This Proxy Form shall be completed and signed by the shareholder in order to appoint the below indicated representative to vote as per attached Voting Instructions Form at the AGM of CNH Industrial N.V. convened on April 16, 2014 at Hilton Hotel Amsterdam, Apollolaan 138, 1077 BG in Amsterdam, the Netherlands.

**** mandatory information***

THE UNDERSIGNED*			
Date of birth *	Place of birth *	Resident in *(town/city)* *	
At *(street address)* *	Italian Tax Code*		
Telephone no. *	e-mail		
entitled to vote at the close of business of	**March 19, 2014 (record date)**	as ***(1):***	
☐ registered shareholder	☐ legal representative or agent with authority to sub-delegate		☐ Taker-in
☐ Beneficial interest holder ☐ official receiver	☐ manager ☐ other (specify)		
for no. *	☐ **CNH Industrial Common Shares**	☐ **CNH Industrial Special Voting Shares**	
(2) registered in the name of			
Date of birth *	Place of birth *	Resident in *(town/city)* *	
At *(street address)* *	Italian tax Code *		
Registered in the securities account ***(3)*** no.	At	Bank code (ABI)	Branch code (CAB)
as resulting from communication no. ***(4)***	Made by *(Bank)*		

APPOINTS Computershare S.p.A. to attend and to vote at the above mentioned meeting, with reference to the above shares, in accordance with the instructions provided in the Voting Instruction Form and

DECLARES that he/she is aware that, if no voting instructions are made, Computershare S.p.A. will vote in respect of the shares mentioned above in accordance with the recommendations of the Board of Directors of CNH Industrial N.V., that recommends a vote in favor of each of the proposals listed below.

DATE	Form of identification ***(5)*** *(type)**	Issued by *	no. *	**SIGNATURE**

1. *Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power.*
2. *To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included.*
3. *Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement.*
4. *Reference to the communication made by the intermediary and its name.*
5. *Provide details of a valid form of identification of the proxy signatory.*

AGM OF CNH INDUSTRIAL N.V. CONVENED ON APRIL 16, 2014

VOTING INSTRUCTIONS FORM

The Undersigned ______________________________

INSTRUCTS the Appointed Representative to vote at the above indicated shareholders' meeting as follow:

RESOLUTIONS OF THE AGENDA TO BE VOTED	*VOTE (Please tick as appropriate)*		
2.c. Adoption of the 2013 Annual Financial Statements	For	Against	Abstain
2.d. Determination and distribution of dividend	For	Against	Abstain
2.e. Release from liability of the executive directors and the non-executive directors of the Board	For	Against	Abstain
3.a. Re-appointment of Sergio Marchionne (executive director)	For	Against	Abstain
3.b. Re-appointment of Richard J. Tobin (executive director)	For	Against	Abstain
3.c. Re-appointment of John P. Elkann (non-executive director)	For	Against	Abstain
3.d. Re-appointment of Mina Gerowin (non-executive director)	For	Against	Abstain
3.e. Re-appointment of Maria Patrizia Grieco (non-executive director)	For	Against	Abstain
3.f. Re-appointment of Léo W. Houle (non-executive director)	For	Against	Abstain
3.g. Re-appointment of Peter Kalantzis (non-executive director)	For	Against	Abstain
3.h. Re-appointment of John B. Lanaway (non-executive director)	For	Against	Abstain
3.i. Re-appointment of Guido Tabellini (non-executive director)	For	Against	Abstain
3.j. Re-appointment of Jacqueline Tammenoms Bakker (non-executive director)	For	Against	Abstain
3.k. Re-appointment of Jacques Theurillat (non-executive director)	For	Against	Abstain
4.a. Adoption of the remuneration policy for the executive directors and the non-executive directors	For	Against	Abstain
4.b. Approval of an equity incentive plan in which employees and executive directors may participate	For	Against	Abstain
5. Delegation to the Board of the authority to acquire common shares in the capital of the Company	For	Against	Abstain

SIGNATURE ....

CNH Industrial N.V.

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IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_____________

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Standard Time, on April 9, 2014.

Vote by Internet

- Go to **www.investorvote.com/CNHI**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend that you vote FOR proposals 2.c. – 5.

Proposal	For	Against	Abstain
2.c. Adopt 2013 Financial Statements.	☐	☐	☐
2.d. Determination and distribution of a dividend.	☐	☐	☐
2.e. Release from liability of the executive directors and non-executive directors of the Board.	☐	☐	☐

3. To vote FOR, AGAINST or ABSTAIN on the following directors:

Director	For	Against	Abstain
3.a. - Sergio Marchionne (executive director)	☐	☐	☐
3.b. - Richard J. Tobin (executive director)	☐	☐	☐
3.c. - John P. Elkann (non-executive director)	☐	☐	☐
3.d. - Mina Gerowin (non-executive director)	☐	☐	☐
3.e. - Maria Patrizia Grieco (non-executive director)	☐	☐	☐
3.f. - Léo W. Houle (non-executive director)	☐	☐	☐
3.g. - Peter Kalantzis (non-executive director)	☐	☐	☐
3.h. - John B. Lanaway (non-executive director)	☐	☐	☐
3.i. - Gudio Tabellini (non-executive director)	☐	☐	☐
3.j. - Jacqueline Tammenoms Bakker (non-executive director)	☐	☐	☐
3.k. - Jacques Theurillat (non-executive director)	☐	☐	☐

Proposal	For	Against	Abstain
4.a. Adopt a remuneration policy for executive and non-executive directors.	☐	☐	☐
4.b. Approve an equity incentive plan in which employees and executive directors may participate.	☐	☐	☐
5. Delegation to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — CNH INDUSTRIAL N.V.

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 16, 2014

The undersigned, revoking all prior proxies, hereby appoints Roberto Russo with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the "Company") that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Wednesday, April 16, 2014, at the Hilton Hotel Amsterdam, Apollolaan 138, Amsterdam, 1077 BG, Netherlands commencing at 12:00 P. M. Central European Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual General Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

CNH Industrial N.V.

IMPORTANT ANNUAL MEETING INFORMATION

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ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
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ADD 4
ADD 5
ADD 6

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Standard Time, on April 9, 2014.

Vote by Internet

- Go to **www.investorvote.com/CNHI**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend that you vote FOR proposals 2.c. – 5.

Proposal	For	Against	Abstain
2.c. Adopt 2013 Financial Statements.	☐	☐	☐
2.d. Determination and distribution of a dividend.	☐	☐	☐
2.e. Release from liability of the executive directors and non-executive directors of the Board.	☐	☐	☐

3. To vote FOR, AGAINST or ABSTAIN on the following directors:

Director	For	Against	Abstain
3.a. - Sergio Marchionne (executive director)	☐	☐	☐
3.b. - Richard J. Tobin (executive director)	☐	☐	☐
3.c. - John P. Elkann (non-executive director)	☐	☐	☐
3.d. - Mina Gerowin (non-executive director)	☐	☐	☐
3.e. - Maria Patrizia Grieco (non-executive director)	☐	☐	☐
3.f. - Léo W. Houle (non-executive director)	☐	☐	☐
3.g. - Peter Kalantzis (non-executive director)	☐	☐	☐
3.h. - John B. Lanaway (non-executive director)	☐	☐	☐
3.i. - Gudio Tabellini (non-executive director)	☐	☐	☐
3.j. - Jacqueline Tammenoms Bakker (non-executive director)	☐	☐	☐
3.k. - Jacques Theurillat (non-executive director)	☐	☐	☐

Proposal	For	Against	Abstain
4.a. Adopt a remuneration policy for executive and non-executive directors.	☐	☐	☐
4.b. Approve an equity incentive plan in which employees and executive directors may participate.	☐	☐	☐
5. Delegation to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐

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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — CNH INDUSTRIAL N.V.

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 16, 2014

The undersigned, revoking all prior proxies, hereby appoints Roberto Russo with full power of substitution, as proxies to represent and vote as designated hereon, all common and special voting shares of CNH Industrial N.V. (the "Company") that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Wednesday, April 16, 2014, at the Hilton Hotel Amsterdam, Apollolaan 138, Amsterdam, 1077 BG, Netherlands commencing at 12:00 P. M. Central European Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

B Declaration and Power of Attorney: By checking this box, you irrevocably and unconditionally: ☐

(a) agree to be bound by the Special Voting Shares Terms and Conditions, as published on the CNH Industrial website; and

(b) authorize and instruct Computershare represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions.

C Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual General Meeting. ☐

D Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - D ON BOTH SIDES OF THIS CARD.